UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                           (Amendment No. 1)


               Under the Securities Exchange Act of 1934


                          Hexcel Corporation
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                           (Name of Issuer)


                Common Stock, par value $.01 per share
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                    (Title of Class of Securities)

                              428290 10 0
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                            (CUSIP Number)

       If to Ciba-Geigy Limited:           If to Ciba-Geigy Corporation:

       Dr. Peter Rudolf                    John J. McGraw
       Ciba-Geigy Limited                  Ciba-Geigy Corporation
       Klybeckstrasse 141                  520 White Plains Road
       CH-4002, Basle                      Tarrytown, NY 10591-9005
       Switzerland                         (914) 785-2041
       41-61-696-1111
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       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)


                           February 29, 1996
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        (Date of Event which Requires Filing of this Amendment)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Page 1 of 6 pages)

  CUSIP No. 428290 10 0              13D                Page 2 of 6 Pages

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ciba-Geigy Limited
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                             (b)   [ ]
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS
       OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2 (d) OR 2(e)                                               [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
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     NUMBER OF           7   SOLE VOTING POWER
      SHARES                    9,204,503 shares
   BENEFICIALLY        ---------------------------------------------------
     OWNED BY            8   SHARED VOTING POWER
       EACH                     0 shares
    REPORTING          ---------------------------------------------------
   PERSON WITH           9   SOLE DISPOSITIVE POWER
                                9,204,503 shares
                       ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                0 shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,021,748 shares*
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                     [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         49.9%
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14  TYPE OF REPORTING PERSON
         HC, CO
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----------------------

*Ciba-Geigy Corporation, which holds 8,817,245 shares, is a wholly-owned subsidiary of Ciba-Geigy Limited.

  CUSIP No.  428290 10 0             13D                Page 3 of 6 Pages

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 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ciba-Geigy Corporation
          I.R.S. No. 13-1834433
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [ ]
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 3   SEC USE ONLY
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 4   SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2 (d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
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     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   8,817,245  shares
   BENEFICIALLY        ---------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
       EACH                       0 shares
    REPORTING          ---------------------------------------------------
   PERSON WITH            9    SOLE DISPOSITIVE POWER
                                  8,817,245  shares
                       ---------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,817,245 shares*
--------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.4%
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14   TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------

-----------------------
*Ciba-Geigy Corporation is a wholly owned subsidiary of Ciba-Giegy Limited, which holds 9,204,503 shares.

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D
                           (Amendment No. 1)

                             Statement of

                          CIBA-GEIGY LIMITED
                        CIBA-GEIGY CORPORATION

                   Pursuant to Section 13(d) of the
                    Securities Exchange Act of 1934

                             in respect of

                          HEXCEL CORPORATION


          This Report relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Issuer"). The Reports on Schedule 13D filed by each of Ciba-Geigy Limited ("Ciba") and Ciba-Geigy Corporation ("CGC") on October 11, 1995 (the "Schedules 13D") are each hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedules 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is amended by adding the following paragraph immediately after the first paragraph of such Item 3:

          The Strategic Alliance Agreement was amended as of December 12, 1995 to reduce the principal amount of the subordinated debt described above from approximately $48 million to approximately $43 million.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is amended and restated in its entirety to read as follows:

          (a) and (b). The Closing took place on February 29, 1996. At the Closing, Ciba and CGC received a total of 18,021,748 shares of Common Stock, representing 49.9% of the total number of outstanding shares of Common Stock at the time of the Closing. Of this amount, 9,204,503 shares, or 25.5% of the total number of outstanding shares, are beneficially owned directly by Ciba. The remaining 8,817,245 shares, or 24.4% of the total number of outstanding shares, are beneficially owned indirectly by Ciba, through its wholly-owned subsidiary, CGC.

          (c) Except as set forth above, none of Ciba, CGC nor, to the best knowledge of Ciba and CGC, any of the persons listed in Schedule 1 to the Schedules 13D, has effected any transaction in Common Stock in the past 60 days.

          (d) None.

          (e) Not applicable.

                               SIGNATURE


          After reasonable inquiry and to the best of the knowledge

and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated March 6, 1996

                         Ciba-Geigy Limited,



 /s/ Dr. Peter Rudolf                         /s/ Peter Rupprecht
------------------------                      -----------------------
Name:   Dr. Peter Rudolf                      Name:   Peter Rupprecht
Title:  Senior Division Counsel               Title:  Division Counsel




          After reasonable inquiry and to the best of the knowledge

and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 1996

                        Ciba-Geigy Corporation,



                                  /s/ Stanley Sherman
                                  -------------------------
                                  Name:   Stanley Sherman
                                  Title:  Vice President,
                                  Finance and Information Services